
HEAVYS
HEAVYS
HEAVYS
HEAVYS
HEAVYS
HEAVYS
HEAVYS
HEAVYS
HEAVYS

INVEST IN **HEAVYS**

Groundbreaking Headphones Engineered for Heavy Metal. By Metalheads for Metalheads.

LEAD INVESTOR



Boris Danilovich Engineer and Investor

I have been following Heavys since when it was merely a nameless prototype. I had heard their early plans, and despite the major roadblock put forth by the pandemic (in a field where touring is a basic lifeforce), they are going on executing them. In my mind, it is an indication of the strength of their planning, and the viability of their product. The Heavys team is composed of a mixture of professionals who come from the music and from the business worlds. The former bring in the technology, the passion for the music and its community and a very wide network of connections into the world of metal. The latter bring in the business acumen and experience of building companies and products at scale. In my eyes, they also provide further validation that this isn't a mere exercise in fandom. Put together, this remarkable team is taking Heavys forward with a meticulous plan and a clear path forward towards operating profitability. As the cherry on top, I have heard the Heavys prototype, and it ROCKS!

Invested $25,000 this round

heavys.com New York NY

Hardware | Retail | Technology | B2C | Music

Highlights

1. 🔉 Patented technology to make music LOUDER without damaging hearing

2. 🎸 World's first headphone to mimic live sound environments with 8 total sound drivers

3. 🚀 Designed & built by the worlds best audio engineers, led by audio legend Axel Grell

4. 💸 Over $1 million in sales in just 30 days on Kickstarter

5. 🤘 Metal represent 17% of the US music market with an estimated 200 million listeners worldwide

6. 📈 The global headphone market is expected to double to $175 billion in the next 6 years

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Our Team



Axel Grell CTO

Considered the godfather of modern headphone technology, Axel honed his craft for over 30 years as Sennheiser's chief engineer where he was responsible for the design and development of the HD and Audiophile headphone series.



Considered the godfather of modern headphone technology, Axel honed his craft for over 30 years as Sennheiser's chief engineer where he was responsible for the design and development of the HD and Audiophile headphone series.

Our community driven approach allows us to build products with purpose. Our goal is to bridge the gap between technology and design for real world applications and we have only scratched the surface by starting with Heavy Metal.



Jonathan Habshush CEO

A seasoned entrepreneur with over 10 years of experience building businesses, Jonathan graduated from St. Gallen University and continued studying at Harvard. He approaches new ventures, like Heavys, with global scale in mind.



Guy Feingold COO

Guy got his start as a data analyst in the technology unit of the Israeli Defense Forces. Afterwards, he completed degrees in both engineering and Design. Since university, Guy has helped various startups with

operational strategy and data analysis.



Yoav Markiewicz Strategy

Yoav is a serial entrepreneur with 25 years of experience building high-growth companies. Yoav served in product and marketing executive positions at Google and Zoom Info before once again returning to startups build businesses from the ground up.

We're building the world's LOUDEST headphones to help fans recreate the live music experience from anywhere

Heavys was created by a group of metalheads who were fed up with the lackluster of most modern headphones. With headquarters in NYC, engineering in Germany and design from Switzerland - Heavys is a global effort to revolutionize the future of music by giving fans one of the most unique listening experiences on the planet.

And we are not alone...


METAL fans are the most loyal fans in the world
17% of the U.S Market listen to metal regulary
200'000'000 fans around the world
Global Spotify Listener Loyalty by Genre 2020
METAL
100%
75%
50%
25%
20%
0%
Pop
Folk
Country
Rock
Hip-Hop
Reggea
Jazz
EDM
Classic

HEAVYS has multiple audio drivers to capture the complexity of modern music




Four drivers deliver a front-oriented, natural and detailed sound field
Eight drivers with multiple frequency ranges strategically located to create a **Natural Sound Field (NSF)** right on your ear.
A unique combination of high, mid and low-end drivers to give each layer of music the life and sound it deserves.

Heavys emulate live music like no other personal audio equipment has done before, making you feel front and center by creating a **Natural Sound Field (NSF).** Through a patented redesign of the headphone, Heavys creates this forward-facing sound field that is exactly what you experience when hearing a band live on stage.

In addition to our 8 sound drivers, we've added a patented sound pressure gauge (SPL dosimeter) for each ear to protect your hearing using Heavys


Listen **LOUDER!** without putting your hearing at risk
The built in **sound dosimeter** samples the sound pressure that is radiated by the drivers.
When the total "dose" of sounds comes close to what is **dangerous for your hearing**, Heavys automatically reduces the high sound pressure
HEAVYS LOUD! Technology (patent pending) replaces the missing sound pressure level with a modified signal without changing the sound.

Your music still sounds LOUD! but your ears are safer. The **LOUD! Technology** can be activated manually as well, so you can listen to music louder for longer - without ear fatigue. This is a massive breakthrough in how we listen to music

while protecting our hearing.

The Tech Behind HEAVYS explained by Axel Grell


H
Behind Heavys Tech | Axel Grell Interview
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Watch on YouTube
HEAVYS

Heavys completed one of the most successful campaigns in Kickstarter history


KICKSTARTER
and other crowdfunding platforms
$1.25M
Amount Raised
7,119
Units Sold
7.2x
Return on digital ad spend (ROAS)
Discover Start a project
KICKSTARTER
HEAVYS | Headphones Engineered For Heavy Metal
Get Yours Now
Created by
Heavys
Last updated April 7, 2022

The demand for Heavys was off the charts on Kickstarter. And that's why we're starting a Wefunder- to take advantage of this incredible opportunity to build the next great audio tech company.

We will sell millions of headphones over the next few

We will sell millions of headphones over the next few years



We expect to sell 4 million units in 5 years
CAGR
348%
Revenues
USDm
3
10
29
155
606
FY22E
FY23E
FY24E
FY25E
FY26E
Units sold
15.000
50.000
160.000
800.000
3.000.000
% of current market (US)
0.00
0.035
0.15
0.7
2.5

Forward looking projections cannot be guaranteed.

Metal is one of the most popular music genres on the planet, making up 17% of the listening audience in the US. In the last 3 months we sold over 7.000 units, relying solely on crowdfunding campaigns like Kickstarter.

As we beef up our sales efforts by launching our direct sales marketplace and increasing online advertising spend, we are extremely confident we can multiply this sales number next year.

Heavys will beat every major headphone brand at our price point (not guaranteed)



AirPods vs HΞΛVYS
Heavys
AirPods Max
Drivers 8 2
Tweeters Location Front Side
Frequency Response Multi Single
Hearing Loss Protection Yes No
Maximum Volume 11 10
Battery Life (hrs) 50+ 20+
Active Noise Cancellation Yes Yes
Price $219 $549



With our team of experts led by Axel, we built and designed Heavys to maximize functionality and affordability. Heavys headphones never compromise on modern features like bluetooth, noise-canceling and battery longevity.

And we just got started...


Headphones are just **the beginning of our mission** to revamp the listening experience
Phase I
HARDWARE
Phase II
CUSTOMIZATION
Phase III
SOFTWARE
Broadcast Music
Share Soundprofiles
Live Leaderboards
21:00
HEAVYS

The most popular headphones today come with few customization options, if any. In more ways than one, modern headphones offer a “one-style-fits-all” product. Not Heavys. Our unique approach to headphone sound is the start of our mission to add more personalization to the listening experience.

We believe enjoying music is an expression of passion and individuality. Your headphones should (and will) reflect that.

Heavys Shells will be the world’s first replaceable headphone shell


H
Heavys Shells
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HEAVYS
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Heavys software will connect fans and musicians like never before

Streaming platforms offer incredible access to music catalogs but they do little to connect fans with each other, and more importantly, with the artists themselves.

The Heavys app is going to tear down the walls between artists and fellow fans, giving every user the ability to broadcast music to friends around the world, create and share sound profiles and get live stats about your listening behaviour

Here's what you need to know about investing in Heavys


HEAVYS is disrupting the
$80B+ audio market
Starting with Headphones for
Metal and expanding horizontally
classical
country
jazz
$12B+
techno
k-pop
reggae
$3B+
Metal
other Music Genres
AUDIO
MARKET

We're approaching 10,000 units sold since we introduced Heavys via Kickstarter just a few weeks ago, with many more excited customers on the way. Heavys has massive growth potential and is 100% focused on setting a worldwide benchmark for the future of audio engineering.

Our loudness enhancement technology paired with the Natural Sound Field of Heavys can be applied to a variety of verticals such as virtual reality, gaming and

even in hearing aid solutions.

Our community driven approach allows us to build products with purpose. Our goal is to bridge the gap between technology and design for real world applications and we have only scratched the surface by starting with Heavy Metal.

We are looking to raise $1M right now to launch direct sales, grow the Heavys community and release products



We are raising funds to reach **$6m** in sales
Launch Direct Sales
Nurture Community
Release New Products
HEAVYS

Join us and thousands of others Heavys supporters in building the future of sound



"Heavys will boast four drivers per ear to bring the most cut of metal – and that means less distortion and a clarity of sound..."
LOUDER
"... With sound waves coming from different directions to simulate a natural front-oriented sound field – as if you're watching your favorite band from the crowd."
techradar
"This cunning approach makes music sound louder without producing the higher sound pressure levels that can damage hearing and without sacrificing a clean and natural sound."
Forbes
"FINALLY: Headphones designed for the metal fan"
A JOURNAL OF MUSICAL THINGS
"Heavys is a team of metalheads, engineers and sound freaks who have all come together to create the world's first heavy metal headphones."
LOUDWIRE

We're going to build everything in plain sight


Meet the TEAM
Yoav Markiewicz
Growth
Ex-Google
Axel Grell
CTO
Ex-CTO Sennheiser
Jonathan Habshush
CEO
Ex-Lori Systems
Guy Feingold
COO
Ex-Tech Unit 81, IDF
Alexander Gruve
Engineering
Ex-Sennheiser
Kumeran Sahar
Partnerships
Katrin Härtel
Graphic Designer
Tim Strohsnitter
Community
Yossi Sassi
Community

By Metalheads, for Metalheads.


JOIN US IN BUILDING
THE FUTURE OF SOUND
BY METALHEADS
FOR METALHEADS

Why Wefunder?


Why WEFUNDER ?
You will be able to become an investor the only tech company dedicated to Heavy Metal
Heavys has sold more than $1 million dollars of headphones within the first 30 days of sales


Our sales prediction is growing to $155 Million in sales within 4 years
Get the opportunity to invest and financially benefit from the success of Heavys
Invest as little or as much as you want starting from $200
No need for complicated legal stuff - Investment will be done directly through WeFunder

Forward-looking projections are not guaranteed.

Wefunder vs Kickstarter?


WEFUNDER
KICKSTARTER
Invest in HEAVYS
Buy Product
Become a Stakeholder
Become a Customer